UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Cheaters III, Ltd.

Legal status of issuer

> **Form**
> Limited Partnership

> **Jurisdiction of Incorporation/Organization**
> Texas

> **Date of organization**
> July 30, 2018

Physical address of issuer
16610 Dallas Parkway #2500, Dallas, TX 75248

Website of issuer
www.cheaters.com

Name of intermediary through which the Offering will be conducted
StartEngine

CIK number of intermediary

SEC file number of intermediary

CRD number, if applicable, of intermediary

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No

Type of security offered
Revenue Sharing Promissory Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
$1.00 at par

Target offering amount
$10,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,000	$0
Cash & Cash Equivalents	$1,000	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of StartEngine Website
EXHIBIT E: Video Transcripts
EXHIBIT E: StartEngine Subscription Process
EXHIBIT F: Form of Revenue Sharing Promissory Note and Subscription Agreement

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
December 27, 2018

Cheaters III, Ltd.



UP TO $1,000,000 OF REVENUE SHARING PROMISSORY NOTES WITH A MINIMUM OF $10,000

Cheaters III, Ltd. ("we", "Cheaters" or the "Company") is offering up to $1,000,000 worth of Revenue Sharing Promissory Notes of the Company. The minimum target offering is $10,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $10,000 by 4/30/2019. If the Company does not raise its Target Amount by 4/30/2019, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $1,000,000 on a first come, first served basis. If the Company reaches its target amount prior to 4/30/2019, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

The Company's Business

Cheaters III, Ltd. (the "Company") is a Texas Limited Partnership, formed on July 30, 2018.

The Company is located at 16610 Dallas Parkway #2500, Dallas, TX 75248.

The Company's website is www.cheaters.com.

Further information about the Company and its business appears on the Company's profile page on StartEngine and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Description of the Business
Cheaters III, Ltd. is a new entity that will own all rights, title, and interest in certain newly created episodes of a full season of *Cheaters* pursuant to a certain Production Agreement to be entered into with Bobby Goldstein Productions, Inc. The business of the Company will be to finance a portion of a full season of the show and receive revenues generated by those episodes. The total project cost under the Production Agreement is $1,000,000, which if the Company raised, the Company will have rights to every episode in the new season. If less than $1,000,000, then the Company will have rights to a fraction of the season consistent with dividing the amount raised by $1,000,000. The number of episodes the Company will have rights to is not a fixed amount. A full season of *Cheaters* may consist of up to sixty (60) episodes or as few as forty (40) episodes. The Company's gross revenues will be determined by the revenue generated from those episodes, net of expenses incurred by Bobby Goldstein Productions, Inc. for distribution.

Cheaters is a television program that began airing in 2000, and over 18 seasons has produced 330 one-hour episodes and 660 half hour episodes. *Cheaters* has been televised on 353 television stations (half hour episodes on 190 stations and one-hour episodes on 163 stations). The most recent season was televised on 401 television stations (half hour episodes on 191 stations and one-hour episodes on 210 stations). Episodes will be produced by Bobby Goldstein Productions, Inc., our General Partner.

As the episodes air, first runs and then reruns, revenue is generated from television placement, advertisements, international distribution, and clips of the show used in other media (television, movies, internet clips, etc). The Company will then generate revenues based on domestic ad sales, international licensing fees, clip licensing fees, and cable licenses. Our General Partner, Bobby Goldstein Productions, Inc., and its network broadcasters jointly decide which episodes to run on reruns only. Syndication rights with individual television stations have been in place with our General Partner for years and renew on a yearly basis

Business Plan
- We are a new entity that will receive the rights to all of, or a portion of, a new season of the *Cheaters* television program. Pursuant to the Production Agreement to be entered into with Bobby Goldstein Productions, Inc., we will contribute funds to produce a full season of *Cheaters* from the proceeds of this offering. A full season of Cheaters consists of a maximum of sixty (60) episodes or a minimum of forty (40) episodes. The episodes of this new season have not previously generated revenues, and we will only begin to generate revenues from those episodes when the new season begins to air. Once all of the investors have been paid back two times the amount invested, the Company will dissolve and the rights to the season will revert back to Bobby Goldstein Productions, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cheaters television show	Episodes of *Cheaters* air as first run and then reruns. One-hour episodes are run as that year's new episodes and then thirty-minute strips are run as well as how reruns. For the first three years, this season's shows will show as 1/3 of 30-minute strips and then possibly decline in the decline in % in the following years. Syndication rights are already in place and renew on a yearly basis.	Cheaters is currently aired on 204 stations with 100% of the DMA (Designated Market Area) for the one-hour episodes and 191 stations with 93% of the DMA air the 30-minute strips

We have a new season of *Cheaters* in development. The Company will receive rights to all of, or a portion of, the new season determined by the amount raised in this offering.

Competition

The markets in which our products are aired are highly competitive. Our shows compete against similar televisions genres in many large and small markets. *Cheaters* airs on local television stations across the country, Too Hot for TV Pay-per-views, MTV, Hulu, international stations, and YouTube.

Customer Base

Our customers are television stations. For the 2018-2019 year, *Cheaters* is aired in 204 stations with 100% of the DMA (Designated Market Area) for the one-hour episodes and 191 stations with 93% of the DMA air the 30-minute strips.

Intellectual Property

Trademarks

The Company entered into a licensing agreement with Bobby Goldstein which granted them the use of the intellectual property associated with the television show *Cheaters*.

Legal Proceedings

The Company is not currently involved in any legal proceedings.

Other

The Company's principal address is 16610 Dallas Parkway #2500, Dallas, TX 75248

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Due Diligence

Due diligence by CrowdCheck, Inc.



The Team

Officers and Directors

The below identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Manager:				
Bobby Goldstein Productions, Inc. (President and CEO, Bobby Goldstein)	General Partner		July 30, 2018	Yes

Bobby Goldstein

Dallas native Bobby Goldstein attended Baylor Law School in Waco, Texas with a desire to get involved in the entertainment business. Without many entertainment opportunities in Texas, Goldstein immersed himself in trial law from 1987 to 1998 after becoming a licensed lawyer and establishing his own law practice in Dallas.

However, by 1992, Goldstein began to stray from his law practice to pursue his childhood passions — music and film. During his early years, Goldstein trained extensively as a pianist, honing his skill in both classical and pop genres. In his free time, he launched ambitiously into the music-publishing and treatment-writing arena and wrote and composed original music.

In 1995, Goldstein created the concept of *Cheaters* as a premise for a television series. His vision for the show came long before the popularity of reality programming. With no connections to the television industry, Goldstein wrote the treatment for *Cheaters* and forged ahead with his project. Goldstein dodged the film school route and began developing and perfecting his own television production and distribution company.

After establishing his own television production company (named Bobby Goldstein Productions, Inc.), Goldstein filmed the pilot for *Cheaters*. Then he booked a flight to Los Angeles and pitched the concept of *Cheaters* to networks, from which Goldstein received less than an enthusiastic response. Not discouraged, Goldstein went forward with the syndication of *Cheaters* on a slow roll-out basis, believing that the program's ratings would confirm and validate its value in the television marketplace. *Cheaters*' record now speaks for itself, and so does Goldstein's track record as an executive producer.

Cheaters is Goldstein's first venture in the television industry, and he currently has several other projects in development, including additional television series and feature film projects. Since 1995, Goldstein has been President and CEO of Bobby Goldstein Productions, Inc., the company responsible for production of *Cheaters*.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company entered into a licensing agreement with Bobby Goldstein which granted them the use of the intellectual property associated with the television show *Cheaters*. This licensing agreement is separate from the Production Agreement described below. In consideration for the license, the Company will pay Bobby Goldstein a continuing royalty equal to one tenth of one percent (0.1%) of the Company's gross receipts from the sale and distribution of television program presently published and to be published based upon the original program concept and all works derived therefrom. The agreement provides that Cheaters III, Ltd. will make very reasonable effort to exploit the rights granted to them and to protect and enhance the value of the copyrighted material granted. Additionally, Cheaters III, Ltd. represents it wanted the exclusive right and license to use the copyrights to the intellectual property with the continued development and publication of the *Cheaters* television show.

The Company will enter into a Production Agreement with Bobby Goldstein Productions, Inc. for production of the new season of the *Cheaters* television program. Through the Production Agreement with Bobby Goldstein Productions, Inc., Bobby Goldstein Productions, Inc. is responsible for all expenses incurred for the production and distribution of the episodes of *Cheaters* owned by the Company. Under the arrangement, the Company's gross revenues will be the revenue generated by the episodes net of distribution expenses incurred by Bobby Goldstein Productions, Inc. The agreement grants ownership of the created material to the Company for the period of time in which the Company is in existence (i.e. until investors paid back 2x their investment amount), the rights will revert Bobby Goldstein Productions, Inc.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We do not yet have any operating history.
Cheaters III, Ltd. was formed under the laws of Texas on July 30, 2018 and have not yet begun producing episodes of *Cheaters* for the current season. The business of the Company is dependent on the proceeds from the sale of securities in this Offering. In addition to funding from the Offering, the new season of *Cheaters* will require additional financing from Bobby Goldstein Productions, Inc. and /or Bobby Goldstein. There can be no assurance that we will achieve our business objective or that we can raise enough money to acquire the rights to a full season of *Cheaters*.

We operate in a competitive market
We will be competing with other existing and new television shows. Additionally, viewers consume their media in various ways (television, apps like Hulu, and streaming to mobile devices). There is no guarantee that our viewers will continue to watch *Cheaters* or that new viewers will choose to watch episodes on the format we choose to air the episodes.

We rely on a variety of individuals, including our General Partner, to operate our business.
Our success in producing the upcoming season of *Cheaters* depends on a variety of individuals which includes, but is not limited, to the following: the crew, producers, the host, voiceover, writers, editors, drivers, and our General Partner, Bobby Goldstein Productions, Inc. We depend on our General Partner to run the company and to produce the episodes for the upcoming season of *Cheaters* in order to generate revenue to share with investors. There is no guarantee we can successful attract or retain the variety of individuals needed to help Cheaters III, Ltd. in successfully producing episodes for the upcoming season of *Cheaters*.

The Company has not yet entered into the Production Agreement with Bobby Goldstein Productions, Inc.
Upon receipt of the proceeds in this offering, the Company intends to enter into a Production Agreement with Bobby Goldstein Productions, Inc. by which the proceeds from this offering will be used to finance the production of the new season of *Cheaters*. In exchange, the Company will receive the rights to the entirety, or a portion of the newly produced season. While the agreement is standard, it is an agreement amongst related parties, and if it is not executed, the Company will have no source of revenue.

We have not yet generated any revenue.
The Notes in this offering will only be repaid out of the revenues of the Company. To date, we have not generated any revenue, and will not generate any revenue until the episodes of *Cheaters* are produced and on air.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Cheaters III, Ltd. entered into a licensing agreement with Bobby Goldstein which granted the company the use of the intellectual property associated with the television show *Cheaters*. Such intellectual property rights, however, may not be sufficiently protected and may not provide us a significant competitive advantage. There is no guarantee that a competitor, in the United States or in another country, will not copy the general premise of *Cheaters* resulting in customer confusion or unhappiness with a potentially inferior product. Additionally, the threat of internet piracy could hurt initial viewership and rerun viewership numbers and the associated advertising revenue for any episodes of *Cheaters* produced through this Offering. Our failure to protect the intellectual property associated with the television show *Cheaters* could hurt our ability to reach new and existing viewers, our ability to raise funds, and maintain the consistent ratings that allow us to continue to stay on the air.

The Company has indicated that it has engaged in certain transactions with related persons.
The Company entered into a licensing agreement with Bobby Goldstein which granted the Company the use of the intellectual property associated with the television show *Cheaters*. In consideration for the license, the Company will pay Bobby Goldstein a continuing royalty equal to one tenth of one percent (0.1%) of the Company's gross receipts from the sale and distribution of television program presently published and to be published based upon the original program concept and all works derived therefrom.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to create an entire season of **Cheaters***.*

In addition to funding from the Company, the new season of *Cheaters* will require additional financing from Bobby Goldstein. The additional financing provided by Bobby Goldstein does not change the relationship between the Company and Bobby Goldstein Productions, Inc. under the Production Agreement. If unforeseen circumstances occur resulting in Bobby Goldstein not financing a share of the upcoming season, the financial results of the Company would be negatively impacted.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our financial review includes a "going concern" note.
The reviewing CPA has issued included a "going concern" note in the reviewed financials. The reviewing accountant included in the review report that, "certain conditions indicate that the Company may be unable to continue as a going concern." We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

There is no current public resale market for any of our securities.
There is no formal marketplace for the resale of securities sold under Regulation CF, and it is unlikely that such a marketplace will ever form.

There are regulatory and contractual limits on the resale of our securities.
The Purchaser may not assign, pledge, or otherwise transfer the Revenue Sharing Promissory Notes without the prior written consent of the Company. The Note may be transferred only upon the surrender of the original Note for registration of transfer, duly endorsed, or accompanies by a duly executed written instrument of transfer in a form satisfactory to the company. Then a new note for the same principal amount and Revenue Sharing Percentage will be transferred to the transferee. Limitations on the transfer of the Revenue Sharing Promissory Notes may also adversely affect the price that you might be able to obtain for the Revenue Sharing Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You may have limited rights.
The Revenue Sharing Promissory Notes provides that the Purchaser will be paid back twice their investment amount. The Purchasers of the Revenue Sharing Promissory Notes do not have any voting rights and investors will have no input into the operations of the company. The General Partner has exclusive control of the Partnership and has the sole authority to admit additional limited partners.

You will receive periodic payments.
Investors in this offering will receive periodic payments by the 7th business day after the close of the 3-month period following the initial grace period until the company has paid 2x the amount due to the investor.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power prior to the Offering
Bobby Goldstein Productions, Inc.	Partnership Interests	100%

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Bobby Goldstein*	Partnership Interests	100%

*Bobby Goldstein's beneficial ownership is held through Bobby Goldstein Productions, Inc. which owns 100% of the issued partnership interests of Cheaters III, Ltd. As of September 1, 2018, Bobby Goldstein owns 94.78% of the issued securities of Bobby Goldstein Productions, Inc.

DESCRIPTION OF THE SECURITIES IN THIS OFFERING

We are offering Revenue Sharing Promissory Notes (the "Notes") to investors in this Offering. A copy of the Note is available on our StartEngine offering page. The following summary is qualified by full terms available in the Note

Investors in this offering are debt holders and do not have an equity position in Cheaters III, Ltd. The General Partner, Bobby Goldstein Productions, Inc., has exclusive control of the Partnership. The Company will begin making periodic payments (the investor proportion applied to the periodic revenue multiplied by the revenue sharing percentage (50%)) to purchasers of the Revenue Sharing Promissory Notes by the 7th day after the close of the 3-month period following the Initial Grace Period until the Company has paid 2x the amount due to the purchaser.

The Company may, in its sole discretion and without penalty, prepay the Revenue Sharing Promissory Notes in whole or in part. Investors will still receive 2x their investment in the event of prepayment of the Notes.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $10,000.

The minimum investment in this Offering is $100.

THE COMPANY'S OTHER SECURITIES

As a limited partnership, the Company has one class of securities, Partnership Interests. The General Party, Bobby Goldstein Productions, Inc., holds 100% of the Partnership Interests.

Special Allocations of Profits and Losses
The net profits and net losses of the Partnership shall be allocated and distributed as follows: 50% to the Limited Partners and 50% to the General Partner until the Limited Partners have received 200% of their investment. At that that time the partnership shall be terminated or reconfigured. The General Partner will allocate net profits and losses at least quarterly beginning 120 days after the commencement of the initial broadcast of partnership property.

Distributions to Partners
The General Partner may return capital contributions or allocate net profits to the Partners without regard to the current profits or losses of the partnership unless it would impair the partnerships ability to pay its debts.

Capital Accounts and Income Accounts

The General Partner will maintain a separate capital account for each Partner and maintain a separate income account for each Partner.

WHAT IT MEANS TO BE A HOLDER OF DEBT INTERESTS

As an investor in debt of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

TRANSFERABILITY OF SECURITIES

The Purchaser may not assign, pledge, or otherwise transfer the Revenue Sharing Promissory Notes without the prior written consent of the Company. The Note may be transferred only upon the surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in a form satisfactory to the Company. Then a new note for the same principal amount and Revenue Sharing Percentage will be transferred to the transferee.

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Transfer Agent

We have not chosen a transfer agent.

PERKS*

$100 — If you invest $100, you will receive a signed picture of the host Clark Gable (Max 3,000)

$250 - If you invest $250, you will receive a Cheaters T-shirt of your choice and the above (Max 500)

$500 - If you invest $500, you will receive an additional Cheaters T-Shirt and all of the above (Max 200)

$1,000 - If you invest $1,000, you will receive Production Assistant credit on IMDB and a picture and T-Shirt (Max 30)

$2,500 - If you invest $2,500, you will receive Head of Security Credit on IMDB and a picture and T-Shirt (Max 25)

$5,000 - If you invest $5,000, you will receive a Ride Along, Director Credit on IMDB and a picture and T-Shirt (Max 15)

$10,000 - If you invest $10,000, you will receive a Ride Along for 2, Producer Credit on IMDB and a picture and T-Shirt (Max 10)

$25,000 - If you invest $25,000, you will receive a Ride Along for 4, Executive Producer Credit on IMDB and a picture and T-Shirt (Max 5)

* All IMDB credits are nonunion and for one episode.

* Ride Along means attending a taping of cheaters where you can ride along with the team.
* All expenses for ride alongs are paid by the investor.
* Perks are provided on a first come first served basis until they run out.
All perks occur after the offering is completed.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS INFORMATION

Our unaudited financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by the Hall Accounting Company.

Financial Condition

Cheaters III, Ltd. was organized on July 30, 2018. Since then, we have not engaged in any meaningful operations. The historical financial information included in this Form C is based on the period from July 30, 2018 to August 6, 2018.

Results of Operations

Cheaters III, Ltd. has not begun its principal operations. Cheaters III, Ltd. is a new entity that will receive the rights, title, and interest to newly created season of the *Cheaters* television show. The Company will enter into a Production Agreement with Bobby Goldstein Productions, Inc. providing that in exchange for raising $1,000,000 in this offering, the Company will be entitled to the rights for a full season of *Cheaters*. A full season consists of a maximum of sixty (60) episodes or a minimum of forty (40) episodes. Should the Company raise less than is maximum goal of $1,000,000, the Company will acquire the rights to a fraction of the new season consistent with dividing the amount raised by $1,000,000. The Company itself will not make the episodes. Rather, that responsibility will remain with Bobby Goldstein Productions, Inc.

Out of our gross revenues, we will have to pay Bobby Goldstein a continuing royalty equal to one tenth of one percent (0.1%) of the Company's gross receipts from the sale and distribution of episodes financed by Cheaters III, Ltd. The expenses paid to the General Partner and to Bobby Goldstein will be taken out after revenue has been calculated for investors. We estimate that it will take approximately two months for an episode to go from filming to being aired. The episodes in this new season have not previously generated revenues.

The Company expects to have revenues from the episodes in this season approximately 60 days post broadcasting. We estimate that it will take approximately 4-5 years until investors are paid back 2x their investment. Revenue will be generated from domestic ad sales, international licensing fees, clip licensing fees, and cable licenses. Our General Partner, Bobby Goldstein Productions, Inc. and its network broadcasters jointly decide which episodes to run on reruns only. Syndication rights with individual television stations have been in place with our General Partner for years and renew on a yearly basis. Once all of the investors have been paid back, the issuer will dissolve and the rights to the episodes will revert back to Bobby Goldstein Productions, Inc.

From inception (July 30, 2018) to August 6, 2018, we recorded revenue of $0, and a net loss of $0. We have not incurred any expenses.

The Company has a limited operating history and has not yet started generating revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: lawsuits, cost of marketing, loss of television networks, negative press, or competition from other television shows. These adverse conditions could affect the Company's financial condition and the results of its operations.

Plan of Operations and Milestones

We are not yet operational. Over the next 12 months, we have established the following milestones in our plan of operations:

- The Company will enter into a Production Agreement with Bobby Goldstein Productions, Inc. covering the new season to be produced with the funding from investors in this offering. The agreement grants ownership of the created material to the Company for its exploitation in order to generate revenues to repay investors.
- The total project cost under the Production Agreement is $1,000,000, which if the Company raised, the Company will have rights to every episode in the new season. If less than $1,000,000, then the Company

will have rights to a fraction of the season consistent with dividing the amount raised by $1,000,000. The number of episodes the Company will have rights to is not a fixed amount. A full season of *Cheaters* may consist of up to sixty (60) episodes or as few as forty (40) episodes. Bobby Goldstein Productions, Inc. will be responsible for producing the episodes and the Company will not be involved in that production. Instead, the Company is acquiring the rights to the episodes being produced.

- The business model is to sell as many ads for as much money as possible and to license as many episodes to foreign networks for the highest price. We anticipate that from the time of funding an episode to the first broadcast to be approximately 60-90 days and that revenue follows no later than 90 days. Bobby Goldstein Productions, Inc. is currently producing and paying for episodes of *Cheaters* to be used in the upcoming season. The shows will run on a first-in and first-out basis. The money raised in this offering by Cheaters III, Ltd. will be used to acquire the rights to the upcoming season of *Cheaters* that has started production.

Liquidity and Capital Resources
To date we have relied on an initial investment of $1,000 from our General Partner, Bobby Goldstein Productions, Inc. During the next 12 months, the Company intends to fund its operations with funding from our Regulation CF campaign. The fractional share of the new season to which we will acquire rights will depend on the amount of investment from this offering.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The only material expenditure anticipated by the Company will be funding production of the new season of *Cheaters* under the terms of the Production Agreement to be entered into with Bobby Goldstein Productions, Inc. The agreement does not obligate the Company to contribute any specific amount, but if less than $1,000,000 is raised in this offering, we will only acquire a partial share of the new season.

Indebtedness
The Company does not have any indebtedness.

Recent Offerings of Securities
Cheaters III, Ltd. has not had any previous offers of securities.

Valuation
The Company has not obtained any third-party valuations. The offering price, investment multiple, and revenue sharing percentage for the Revenue Sharing Promissory Notes in this Offering was determined arbitrarily by the company. The method for determining the price of securities was based on the return rate of the revenue sharing promissory note (2x).

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses*	--	--	--	--
StartEngine Fee	6%	$600	6%	$60,000
Contribution to new season of *Cheaters*†		$3,400		$940,000
Total	**100%**	**$10,000**	**100%**	**$1,000,000**

*Offering expenses to date have been paid by Bobby Goldstein Productions, Inc. on behalf of the Company. The Company is not obligated to repay the offering expenses.

†The value if the contribution under the Production Agreement will be considered by reference to the gross amount raised in this offering and not the net amount after deducting StartEngine Fees.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Tax Matters

Investors will be provided with tax reporting information on an annual basis.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual Reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.cheaters.com/investors

Compliance Failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

EXHIBIT B
Financials

Cheaters 3, LTD.

Unaudited Financial Statements for the Period Ended August 6, 2018

August 10, 2018

Independent Accountant's Review Report

To Management
Cheaters 3, LTD
Dallas, TX

We have reviewed the accompanying balance sheet of Cheaters 3, LTD as of August 6, 2018, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are not material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jeremy Hall, CPA
Hall Accountant Company

5606 SMU Boulevard #601552
Dallas, TX 75206
214.402.2345
Jeremy.Hall@HallAcctCo.com

Cheaters 3, LTD
Balance Sheet
August 6, 2018

Assets

Current Assets
    Cash

	$	1,000
Total Current Assets	$	1,000
Total Assets	$	1,000

Liabilities and Shareholders' Equity

Shareholders' Equity
    Initial Investment

	$	1,000
Total Shareholders' Equity	$	1,000
Total Liabilities and Shareholders' Equity	$	1,000

Cheaters 3, LTD
Income Statement
August 6, 2018 (Inception)

Page Intentionally Left Blank, No Activity

Cheaters 3, LTD
Statement of Cash Flows
August 6, 2018 (Inception)

Cash Flows from Operating Activities

    Net Income (Loss for the Period) $ 0

             Net Cash Flows from Operating Activities $ 0

Cash Flows from Financing Activities

    Initial Investment $ 1,000

             Net Cash Flows from Financing Activities $ 1,000

Cash at Beginning of Period $ 0
Net Increase (Decrease) In Cash $ 1,000
Cash at End of Period $ 1,000

Cheaters 3, LTD
Notes to Financial Statements (Unaudited)
August 6, 2018

Note A – Organization and Nature of Activities

Cheaters 3, LTD ("the Company") is a corporation organized under the laws of the State of Texas. The Company provides a way to invest in shares that reflect the economic performance of the revenue stream of new episodes by generating dividends to the investors.

The Company will conduct equity crowdfund offering during the third and fourth quarters of 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

Note B – Summary of Significant Accounting Policies

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of American ("US GAAP").

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Note C – Subsequent Events

Management considered events subsequent to the end of the period but before August 10, 2018, the date that the financial statements were available to be issued.

EXHIBIT C

PDF of StartEngine Website

What's New ▾ | Discover Investments | Edit My Campaign | Diana C. ▾

This offering is not live or open to the public at this moment.


LIES
RESOLUTIONS
SUSPICIONS
CHEATERS

0
Investors

$0.00
Raised of $10K - $1M goal

Cheaters

Cheaters is a weekly syndicated TV Show

Small OPO · Dallas, TX · Film & Video · US Investors Only

Overview | Team | Terms | Updates | Comments | Share

Be a Cheater - But in a Good Way!!

2x Your Money with Cheaters


CHEATERS

"**The Cheaters Television Show** is one of the top 30 longest-running syndicated television series starting in 2000. It was started as the brainchild of Bobby Goldstein, a lawyer in Dallas Texas.

"I am a lawyer by trade and had this crazy idea to create a TV show. Now here we are 18 seasons later!"

Making a new season of any television show is expensive. We are looking for investors to provide the funding for the next season of Cheaters for a 2x return on their money.



Cheaters is in its 18th season and generates revenue in syndication with new 1hr full episode and 30 min strips that are a mix of new and old shows. These shows are sold to individual television stations and the ad revenue is split between the show and the station.

Between the continued ratings strength of the show and limited options for syndication shows, Cheaters has actually grown in its market share of the major TV markets (DMA) to include 100% of the DMA for the 1 hr show (210 stations) and 93% for the 30 min show (191) stations. This is tremendous grow from 2014 when these numbers where 63% and 53% respectively. This growth is also due to a change in sales strategy by bringing sales in-house.

By investing in this offering you will be funding a certain number of episodes. As those episodes air, you will be paid back up to **2x your money** with a projected payout over 4 years.

Because we have 17 years of history in producing the show and generating revenue, we have the experience and ability to execute to make the shows and get them syndicated and generating revenue to meet the investor's goals.

The Offering

Investment:
Revenue Sharing Promissory Notes

Investment Multiple: 200% of the initial investment
Revenue Sharing Percentage: 50% of the gross revenue of the Company
Initial Grace Period: 5 months (number of months after final Closing after which Periodic Payments begin)
Maturity Date: 84 months after the Initial Grace Period
Payment Period: Every 3 months, following the Initial Grace Period
(See Exhibit F to the Offering Document for a complete set of Terms)

Cheaters III, Ltd. is offering up to $1,000,000 worth of Revenue Sharing Promissory Notes of the Company with an investment multiple of 2x of the investment amount. The funds will be used to produced episodes of the Cheaters TV show and the revenue generated, after expenses, will be split with half going to pay the investors until 2x is reached. The minimum target offering is $10,000. If the Company does not raise its Target Amount no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $1,000,000 on a first come, first served basis.

Perks*
$100 — If you invest $100, you will receive a signed picture of the host Clark Gable (Max 3,000)
$250 - If you invest $250, you will receive a Cheaters T-shirt of your choice and the above (Max 500)
$500 - If you invest $500, you will receive an additional Cheaters T-Shirt and all of the above (Max 200)
$1,000 - If you invest $1,000, you will receive Production Assistant credit on IMDB and a picture and T-Shirt (Max 30)
$2,500 - If you invest $2,500, you will receive Head of Security Credit on IMDB and a picture and T-Shirt (Max 25)
$5,000 - If you invest $5,000, you will receive a Ride Along, Director Credit on IMDB and a picture and T-Shirt (Max 15)
$10,000 - If you invest $10,000, you will receive a Ride Along for 2, Producer Credit on IMDB and a picture and T-Shirt (Max 10)
$25,000 - If you invest $25,000, you will receive a Ride Along for 4, Executive Producer Credit on IMDB and a picture and T-Shirt (Max 5)

Cheaters keeps going strong even after 17 years. We continue to get new generations of fans that love the show

- Bobby Goldstein, Creator of Cheaters

Growth over the last 3 years

Designated Market Area or a **DMA** is a geographic area that represents specific television markets as defined by and updated annually by the Nielsen Company. In essence, this means what coverage of the total population is addressable by TV stations.

For example, a TV station in New York will have a larger DMA than one in Kansas. So to look at the success of the Cheaters TV show it is better to look at the percentage of the DMA than just to look at the number of TV stations.

DMA also directly drives the Ad revenue which is the main driver of paying out the revenue share.

Because of a new sales strategy and continued ratings strength, Cheaters has **increased their DMA** over the last three years from 54% (30 min Shows) and 63% (1hr Shows) to **93% and 100%.**

That doesn't mean, for example, that the 1hr show, which is at 100% is on every TV station. It means it is on a TV station in every DMA market.

The takeaway here is that Cheaters has been growing their DMA and shows **no sign of slowing down**.



30 min Strips	2012	2013	2014	2015	2016	2017	2018
Stations	60	58	158	161	161	190	191
Total DMA	56%	49%	53%	54%	54%	77%	93%

Weekly One Hour	2012	2013	2014	2015	2016	2017	2018
Stations	179	179	171	172	172	163	210
Total DMA	72%	73%	63%	64%	63%	82%	100%



Revenue Source	Type	2019	2020	2021	2022
Marathon	1 HR/30sec	$398,000	$0	$0	$0
Marathon	Strip/30sec	$493,333	$493,333	$493,333	$346,667
Stores	1 HR/10sec	$52,000	$0	$0	$0
Stores	Strip/10sec	$68,333	$68,333	$68,333	$34,667
International	License Fees	$400,000	$200,000	$200,000	$100,000
Licensing	Clips Fees	$200,000	$100,000	$100,000	$50,000
Retransmission Royalties	Statuatory Fees	$67,000	$0	$0	$0
Cable	Episode License	$400,000	$0	$0	$0
	Gross Total	$2,271,666	$1,062,666	$1,062,666	$531,333
	Partnership Net 50%	$1,135,833	$531,333	$531,333	$265,667

Expenses and Deductions		2019	2020	2021	2022
Satellite feed		$85,000	$35,000	$35,000	$17,500
Sales Cost		$100,000	$60,000	$60,000	
Accounting and Legal		$25,000	$10,000	$10,000	$10,000
Total		$210,000	$105,000	$105,000	$27,500

	Proj Payout				
Net	$2,016,666	$825,833	$426,333	$426,333	$238,167

The chart above shows projected revenue and expenses for a full season of Cheaters, 60 episodes.

Actual revenue and expenses may vary, but 17 years of history has allowed us to have a very good handle on projecting revenue and expenses.

How do you Make Money?

We just showed you how strong the growth has been in the DMA market where the shows air.

Now we will dig in a bit deeper to help you understand how the revenue is generated and distributed. The good news here is that Cheaters has 17 years of history and experience ensure these shows are produced and put into syndication to drive revenue.

There are three main buckets of revenue:

- Ad Revenue
- Placement Revenue
- International Revenue

Ad Revenue - is generated by Ad's placed on syndicated airings of Cheaters. The Ad revenue is split between the television station and Cheaters.

Placement Revenue - is generated when shows are placed in syndication, on streaming platforms, and on cable. For example, Cheaters has a MTV deal with Viacom, and income from streaming.

International Revenue - is generated when shows are placed in other countries. Ad revenues are not captured and split, but rather a flat fee is paid for the rights.

Each revenue stream has an associated sales team or sales agent that takes a standard commission before net revenues are distributed.

Your Investment



Your Investment will go toward producing a complete season of the Cheaters TV Show. By your investment, you are maximizing the production companies use of cash flow by deferring the high upfront cost of each episode.

Between 40 and 60 episodes will be produced for the next season with the $1M investment.

Each episode cost is broken down into these categories:

- Case Cost Crew
- Release Consideration
- Producer
- Host
- Voice Over
- Sound
- Edit
- Investigator



- Van Rental

Based on the final raise amount, the revenue of the season will be prorated accordingly and will not change the dynamics of the payback amount or time frame.



Bobby Goldstein is a true Entrepreneur - without any experience in television production or in selling a syndicated show, he was able to bootstrap Cheaters, create a pilot and 17+ seasons of a highly successful tv show.

Bobby attended Baylor Law School in Waco, Texas with a desire to get involved in the entertainment business. Without many entertainment opportunities in Texas, Goldstein immersed himself in trial law from 1987 to 1998 after becoming a licensed lawyer and establishing his own law practice in Dallas.

However, by 1992, Goldstein began to stray from his law practice to pursue his childhood passions — music and film and in 1995, Goldstein created the concept of Cheaters as a premise for a television series. His vision for the show came long before the popularity of reality programming. With no connections to the television industry, Goldstein wrote the treatment for Cheaters and forged ahead with his project.

After establishing his own television production company (named Bobby Goldstein Productions, Inc.), Goldstein filmed the pilot for Cheaters. Then he booked a flight to Los Angeles and pitched the concept of Cheaters to networks, from which Goldstein received less than an enthusiastic response. Not discouraged, Goldstein went forward with the syndication of Cheaters on a slow roll-out basis, believing that the program's ratings would confirm and validate its value in the television marketplace. Cheaters' record now speaks for itself, and so does Goldstein's track record as an executive producer.

Invest with Confidence Today

Cheaters is a bit different than the normal investment options you have today. We are not a startup, we don't need the investment to be successful.

We are simply optimizing cash flow to fund the next season and giving investors an opportunity to make 2x on their money.

Cheaters has been on the air for 18 seasons and is at the top of its market penetration, it is not showing any signs of stopping anytime soon.





Idea for Cheaters
Mistaken identity of a woman with my uncle who didn't look like my aunt. False alarm, but the idea hit me then and there for Cheaters.
1995

Shot first Pilot
Self-financed the pilot and took it to all networks. They all told me I was crazy!
1998

Self Syndicated and First Contract
Self-syndicated got our first contract with a German TV network where cheaters first played overseas.
1999

First broadcast in the US
First broadcast in the US to slow roll out. Cheaters ratings destroyed all lead in and lead out programs, including Oprah and Springer.
2000

2001 - 2003 Things Take Off
Became nationally cleared in the US and most foreign countries.
2003

Enough Shows for ReRuns
Enough shows to put into daily reruns by taking one hour 2 case shows and doubling them into 30 minute one case shows.
2004

Part of Comcast Cable
Became part of Comcast G-4 cable network for 6 years and run alongside syndication
2005

MTV / VH1
Became part of the MTV /VH1 line up on Viacom network and still running alongside broadcast syndication.
2016









In the Press

SHOW MORE

Meet Our Team

Bobby Goldstein

General Partner

Dallas native BOBBY GOLDSTEIN attended Baylor Law School in Waco, Texas with a desire to get involved in the entertainment business. Without many entertainment opportunities in Texas, Goldstein immersed himself in trial law from 1987 to 1998 after becoming a licensed lawyer and establishing his own law practice in Dallas. In 1995, Goldstein created the concept of Cheaters as a premise for a television series and without any experience in television production or in selling a syndicated show, he was able to bootstrap Cheaters and create a pilot. When no networks bit, he decided to syndicate the show himself and landed his first deal in Germany, of all places, before launching in the US the following year. In over 17 years he has been able to put cheaters into a group of one of the longest syndicated television shows and increase the DMA for the 1hr show to 100% market share. He continues to trailblaze by using the new JOBS Act to help finance his episodes where normally he would have had to solicit accredited investors, as he has in the past.

Offering Summary

INVESTMENT OPPORTUNITY

Revenue Sharing Promissory Notes

Investment Multiple: 200% of initial investment

Revenue Sharing Percentage: 50% of the gross revenue of the Company calculated on a cash basis (excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.)

Initial Grace Period: 5 months (number of months after final Closing after which Periodic Payments begin)

Maturity Date: 84 months after the Initial Grace Period (number of months after Initial Grace Period upon which any unpaid Amount Due becomes due.)

Payment Period: Every 3 months, following the Initial Grace Period

(See Exhibit F to the Offering Document for a complete set of Terms)

Maximum ($1,000,000) of Promissory Notes

Minimum ($10,000) of Promissory Notes

Company	Cheaters III, Ltd.
Corporate Address	16610 Dallas Parkway #2500, Dallas, TX 75248
Description of Business	Cheaters III, Ltd. is a new entity that will own all rights, title, and interest in certain newly created episodes of *Cheaters* pursuant to a production agreement to be entered into with Bobby Goldstein Productions, Inc.
Type of Security Offered	Revenue Sharing Promissory Notes
Minimum Investment Amount (per investor)	$100

Cheaters III, Ltd. is offering up to $1,000,000 worth of Revenue Sharing Promissory Notes of the Company that will pay out 2x of the investment amount. The funds will be used to produced episodes of the Cheaters TV show and the revenue generated, after expenses, will be split with half going to pay the investors until 2x is reached. The minimum target offering is $10,000. If the Company does not raise its Target Amount no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to a total amount of $1,000,000 on a first come, first served basis.

Perks

$100 — If you invest $100, you will receive a signed picture of the host Clark Gable (Max 3,000)
$250 - If you invest $250, you will receive a Cheaters T-shirt of your choice and the above (Max 500)
$500 - If you invest $500, you will receive an additional Cheaters T-Shirt and all of the above (Max 200)
$1,000 - If you invest $1,000, you will receive Production Assistant credit on IMDB and a picture and T-Shirt (Max 30)
$2,500 - If you invest $2,500, you will receive Head of Security Credit on IMDB and a picture and T-Shirt (Max 25)
$5,000 - If you invest $5,000, you will receive a Ride Along, Director Credit on IMDB and a picture and T-Shirt (Max 15)
$10,000 - If you invest $10,000, you will receive a Ride Along for 2, Producer Credit on IMDB and a picture and T-Shirt (Max 10)

$25,000 - If you invest $25,000, you will receive a Ride Along for 4, Executive Producer Credit on IMDB and a picture and T-Shirt (Max 5)

* All IMDB credits are nonunion and for one episode.
* Ride Along means attending a taping of cheaters where you can ride along with the team.
* All expenses for ride alongs are paid by the investor.
* Perks are provided on a first come first served basis until they run out.

All perks occur after the offering is completed.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D

Video Transcripts

Hello, Cheaters fans!

Thanks for taking a look at this investment opportunity. Cheaters has been on air worldwide for eighteen years now. It has been a wonderful experience to be on in your home, and it could not have lasted this long, and now into the future, without fans like you.

Not only do you get to enjoy the show, but now you can take advantage of this new opportunity.

Cheaters airs in broadcast syndication and on cable as well as in many international territories. Being in syndication for 18 years proves that not only legacy fans but new generations of fans are being brought in because the ratings and number of stations showing cheaters remains steady.

Cheaters is one of the first television shows to make it possible for you to fund production costs and share in the rewards. The pay back is based on the cash flow generated by the various broadcast platforms of the show.

What's more? If you have interest in being a producer, director, crew member, security guard, or just visiting a case on set while it actually happens, these jobs can be yours through perks based on your investment level!

EXHIBIT E

StartEngine Subscription Process

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F

Form of Revenue Sharing Promissory Note and Subscription Agreement

NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY StartEngine (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS

MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Cheaters III, Ltd.
        16610 Dallas Parkway #2500, Dallas, TX 75248

Ladies and Gentlemen:

1. <u>Note Subscription.</u>

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Revenue Sharing Promissory Note (the "Securities"), of Cheaters III, Ltd., a Texas Limited Partnership (the "Company"), upon the terms and conditions set forth herein. The rights of the Revenue Sharing Promissory Note are as set forth in the Revenue Sharing Promissory Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $1,000,000 (the "Oversubscription Offering").   The Company may accept subscriptions until [DATE] (the "Termination Date"). Providing that subscriptions for $10,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure.</u>

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by the escrow agent designated by StartEngine as its Qualified Third Party (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) <u>Organization and Standing.</u> The Company is a Limited Partnership duly formed, validly existing and in good standing under the laws of the State of Texas. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities.</u> The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(d) <u>Authority for Agreement.</u> The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at August 6, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Hall Accounting Company, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds.</u> The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

    (i) To the Company;

    (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

    (iii) As part of an offering registered under the Securities Act with the SEC; or

    (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

    (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

    (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee**

of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the

Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Texas

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF TEXAS AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Cheaters III, Ltd. 16610 Dallas Parkway
> #2500, Dallas, TX 75248

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

CHEATERS III, LTD.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Revenue Sharing Promissory Notes of Cheaters III, Ltd., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Revenue Sharing Promissory Notes $_____
the undersigned hereby irrevocably subscribes for is:

(print aggregate purchase price)

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____

(print name of owner or joint owners)

	If the Securities are to be purchased in joint names, both Subscribers must sign:
_____ Signature	_____ Signature
_____ Name (Please Print)	_____ Name (Please Print)
_____ Email address	_____ Email address
_____ Address	_____ Address
_____ Telephone Number	_____ Telephone Number

_____   _____
Social Security Number/EIN   Social Security Number

_____   _____
Date   Date

*   *   *   *   *

This Subscription is accepted   Cheaters III, Ltd.

on _____, 201X   By: _____

                                             Name: Bobby Goldstein on behalf of Bobby

                                             Goldstein Productions, Inc.

                                             Title: General Partner

REVENUE SHARING PROMISSORY NOTE

[$PRINCIPAL DOLLAR AMOUNT]   **[DATE]**

FOR VALUE RECEIVED, Cheaters III, Ltd. (the "**Company**"), promises to pay to the order of [INVESTOR] ("**Subscriber**") an amount equal to $[·   ], calculated by multiplying the Principal by the Investment Multiple (the "**Amount Due**"). This note (the "**Note**") is issued as part of a series of similar notes (each a "**Note**" and collectively, the "**Notes**") to be issued pursuant to the terms of that certain Note Subscription Agreement ("**Note Subscription Agreement**"), dated as of **[DATE]**, by and among the Company, Subscriber, and the other Subscribers thereto. This Note is subject to the following terms and conditions:

1. **Definitions**

   a. **Closing Date** means the date on which the funds are released to the Company under the Offering. In the event that multiple closings occur in this Offering, the Closing Date applicable to all Notes shall be the last closing in this Offering.
   b. **Initial Grace Period** means a 5-month period following the Closing Date.
   c. **Investment Multiple** means 2x.
   d. **Investor Proportion** means, with respect to each Subscriber, a fraction, the numerator of which is the Principal applicable to such Subscriber, and the denominator of which is the Offering Amount.
   e. **Majority in Interest** means those Subscribers whose collective Investor Proportions is greater than 50% of the Offering Amount.
   f. **Maturity Date** means the first business day of the 84th month following the Initial Grace Period.
   g. **Offering** means the offering of securities under Regulation Crowdfunding under which these Notes were issued.
   h. **Offering Amount** means the aggregate amount of Notes that all Subscribers have purchased in connection with the Offering.
   i. **Periodic Payment** means, with respect to each applicable 3-month period, the Investor Proportion applied to the Periodic Revenue for such 3-month period multiplied by the Revenue Sharing Percentage.
   j. **Periodic Revenue** means, with respect to each 3-month period, the gross revenue of the Company calculated on a cash basis during such 3-month period, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company, and such expenses incurred by Bobby Goldstein Productions, Inc. in accordance with the Production Agreement.
   k. **Principal** means, with respect to each Subscriber, the amount contributed by the Subscriber as set forth above in this Note.
   l. **Production Agreement** means the agreement entered into between the Company and Bobby Goldstein Productions, Inc. following the close of the Offering requiring Bobby Goldstein Productions, Inc. to produce episodes of *Cheaters* in exchange for cash financing.
   m. **Repayment Triggering Event** means an event or series of events by which (i) the Company merges, consolidates or enters into any similar combination with any other entity (with or without the Company being the continuing or surviving entity), (ii) the Company disposes all or substantially all of its assets to any other entity, or (iii) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup, or dissolution).
   n. **Revenue Sharing Percentage** means 50% of each period's Periodic Revenue.

o. **Total Payment** means (i) the sum of the Principal of all Subscribers multiplied by (ii) the Investment Multiple.

2. **Note Payments**

   a. In consideration for the amount subscribed, and subject to the terms and conditions of the Note Subscription Agreement, the Company agrees to make Periodic Payments to the Subscriber in arrears by the 7th business day after the close of the 3-month period following the Initial Grace Period until the Company has paid 2x of the Amount Due to the Subscriber.
   b. If the amount of a scheduled Periodic Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Subscriber an amount equal to the unpaid balance of the Amount Due to the Subscriber in lieu of such Periodic Payment. In no event shall the Company be obligated to pay any amount to the Subscribers in excess of the Total Payment.
   c. If the Periodic Revenue for any 3-month period is equal to or less than zero, no Periodic Payment will be due to the Subscribers with respect to such 3-month period.
   d. The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part.
   e. If the Company's payment of any Periodic Payment due hereunder is more than 10 days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Periodic Payment.
   f. If, on the Maturity Date, the Subscribers have not received an aggregate amount of Periodic Payments and prepayments equal to the Total Payment, the Company shall, within 10 business days of the Maturity Date, pay to each Subscriber an amount equal to the unpaid balance of the Investor Proportion of the Total Payment.

3. **Events of Default**

   Each of the following shall constitute an "Event of Default"

   a. The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.
   b. The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues for 10 business days.
   c. The Company's breach of any other covenants made by it hereunder and such breach continues for 10 business days.
   d. Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
   e. The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
   f. The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
   g. The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

h. Any representation or warranty made by the Company under the Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

i. The occurrence of a Repayment Triggering Event.

4. **Remedies**

   a. If any Event of Default occurs, the unpaid portion of the Total Payment, and all other amounts payable hereunder to the Subscribers shall become immediately due and payable by the Company to the Subscribers, in accordance with each Subscriber's Investor Proportion.

   b. If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the principal and interest payable hereunder.

5. **General**

   a. **Transfer; Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Subscriber. Notwithstanding the foregoing, the Subscriber may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and Revenue Sharing Percentage will be issued to the transferee.

   b. **Governing Law.** This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Subscriber shall be governed, construed and interpreted in accordance with the laws of the State of Texas, without giving effect to principles of conflicts of law.

   c. **Notices.** Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally, by overnight courier, or sent by email or fax (upon customary confirmation of receipt), or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company's books and records.

   d. **Amendments and Waivers.** Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Subscriber in any manner different than such amendment or waiver applies to or affects other Subscribers shall require the written consent of the Subscribers representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Subscribers that are so differently affected.

Any amendment or waiver effected in accordance with this Section 5 shall be binding upon the Company, each Subscriber and each transferee of any Note.

e. **Entire Agreement.** This Note, together with the Subscription Agreement and the documents referred to therein, constitutes the entire agreement between the Company and the Subscriber pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Subscriber are expressly canceled.

f. **Counterparts.** This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

g. **Loss of Note.** Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

CHEATERS III, LTD.

By: _____
Bobby Goldstein, on behalf of Bobby Goldstein
Productions, Inc., its General Partner